SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: November 7, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33







         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         /X/  Form 20-F                        / /  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         / /  Yes                              /X/  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.


         This Form 6-K consists of the third quarter report, dated November 7, 2001, of Biora AB.


                                              Report for the first nine months 2001

                                                         Biora AB (publ)

                                                          November 7, 2001

                                             3rd Qtr        3rd Qtr       9 Months      9 Months     Full year
                                               2001          2000           2001          2000          2000

   --------------------------------------------------------------------------------------------------------------
   Sales, SEK millions                         22.0          22.8           77.8          66.4          89.2

   --------------------------------------------------------------------------------------------------------------
   Operating loss, SEK millions               - 11.5         -14.8         -26.7         -54.3         -78.7
   --------------------------------------------------------------------------------------------------------------

   Net loss, SEK millions                     - 11.0         -14.2         -25.7         -52.1         -76.1
   --------------------------------------------------------------------------------------------------------------

o Biora has strengthened its financial position through a private placement of ordinary shares.

o Sales during the first nine months of 2001 increased by 17% to SEK 77.8 million (compared to SEK 66.4 million during the same period in 2000). The increase occurred primarily in the German (+43%) and U.S. (+32%) markets.

o          Sales during the third quarter of 2001 decreased by 4% to SEK
           22.0 million (compared to SEK 22.8 million during the same period in 2000). This was among other things negatively impacted by the events during September in the U.S.

o          Sales have rebounded in October.

o The net loss for the first nine months amounted to SEK 25.7 million, a 51% reduction in the amount of net losses compared to the same period in 2000 (loss of SEK 52.1 million).

o Biora has elected to voluntarily delist its American Depositary Shares from the NASDAQ stock market.

o Biora's CEO, Rickard Soderberg, has announced that he will resign at the next annual general meeting.

Biora AB develops, manufactures and sells pharmaceutical products to dentists. The principal product, Emdogain(R), which is approved for sale in Europe, North America and Japan, naturally regenerates the supporting structure lost by the tooth due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

--------------------------------------------------------------------------------
President and CEO           Investor Relations            U.S Investor Relations
Rickard Soderberg           Tommie Johansson              Elisabeth Lavers
+46 40 32 13 59             + 46 70 32 21 365             +1 203 977 7797



Report for the first nine months of 2001

Biora's sales during the first nine months of 2001 equaled SEK 77.8 million, compared to sales of SEK 66.4 million during the same period in 2000. The rise in sales amounts to a 17% increase (5% at fixed exchange rates) compared to the corresponding period in 2000. The sales increase occurred primarily in the German and the U.S. markets. No deliveries were made to Japan during the first nine months in 2001 compared to deliveries to Japan of SEK 6.0 million during the corresponding period in 2000. The increase in sales for the first nine months in 2001 excluding the Japanese market was 29%.

Sales during the third quarter were SEK 22.0 million, compared to SEK 22.8 million during the same period in 2000, a reduction of 4% (-14% at fixed exchange-rates). Sales during the third quarter were negatively impacted by the events of September 11th in the United States. In addition, there were no deliveries to Japan during the third quarter in 2001 compared to SEK 3.0 million during the same period last year. Excluding the Japanese market, third quarter sales in 2001 compared to the same period in 2000 increased by 11%.


Sales by quarter, MSEK


[GRAPHIC OMITTED]


Rolling twelve months sales reported by quarter, Q3 1999 - Q3 2001, SEK millions


[GRAPHIC OMITTED]


MARKET

Sales in the German market increased by 43% during the first nine months

Germany is Biora's largest European market. Sales for the first nine months 2001 amounted to SEK 17.0 million compared to SEK 11.8 million during the same period in 2000, an increase of 43% (32% in local currency). Sales during the third quarter 2001 equaled SEK 5.2 million, compared to SEK 3.5 million during the same period in 2000. The continuing focus on key customers and an increased systematization of the sales process are considered by Biora to be the most important factors for the sales increase in Germany.

Sales in The United States were impacted by the events in September

United States is Biora's largest single market. Sales for the first nine months 2001 amounted to SEK 42.3 million compared to SEK 32.1 million during the corresponding period in 2000, an increase of 32% (15 % in local currency). Sales during the third quarter of 2001 equaled SEK 12.6 million, compared to SEK 11.8 million during the third quarter of 2000. Sales during the third quarter were negatively impacted by the events in September. Biora reports that a rebound of sales occurred in the U.S in October.

The registration process for EmdogainGel is in progress in Japan

During the first nine months of 2001 there were no deliveries to Japan compared to deliveries of SEK 6.0 million during the same period in 2000. The documentation for registration of EmdogainGel was submitted to the Japanese registration authority in January 2001, and the review process is on-going. The exact timing of registration of the product in Japan is difficult to predict.

Introduction of EmdogainGel TS in Europe

The introduction of EmdogainGel TS was initiated in the Nordic countries and Germany during the month of October. EmdogainGel TS is a product that gives periodontists an improved tool to treat patients with wide periodontal defects. The agreement with USBiomaterials has expanded Biora's sales territory, and gives Biora the opportunity to introduce EmdogainGel TS in France and Spain.


RESEARCH AND DEVELOPMENT

The research projects focusing on dental indications are continuing according to schedule.

Consequently two new products have recently been initiated.

         o New product for woundhealing in mechanical treatment of periodontal pockets. A pilot study has begun.

         o New product got treatment of dental pulp. Early clinical tests have begun.

Negotiations concerning divestiture of BioEx

Biora's Board of Directors has decided not to sell the entire BioEx line, but there are currently negotiations to divest the wound healing project.

OTHER INFORMATION

Biora has strengthened its financial position through a private placement

On August 24, 2001, the Board of Directors approved a new share issuance. The offering consisted of 2,550,000 ordinary shares at a subscription price of SEK 10.40 per share. Upon the completion of the offering, the company's cash balance was increased by SEK 26.5 million and its share capital by SEK 102,000. The dilution following the new issue was 10.7% in number of shares. The offering's discounted subscription price amounted to an effective dilution to existing shareholders of SEK 0.24 per ordinary share. The right to subscribe for new shares was directed to a number of European institutional investors and major private investors, without giving existing shareholders pre-emptive rights. The new shares were not registered in the U.S. and the issue was not available to investors in the United States. Biora currently has 23,753,800 ordinary shares outstanding.

The proceeds of the offering have strengthened the company's financial position.


Biora AB has elected to voluntarily delist from the NASDAQ Stock Market

Biora AB will voluntarily delist from the NASDAQ National Market on which its American Depositary Shares are traded under the symbol BIORY and move these shares to the OTC Bulletin Board. The principal reason for the voluntary delisting is that the Company does not comply today with the NASDAQ quantitative listing standards in regard to the new minimum equity listing requirements that became effective June 29, 2001. Biora determines that it will not be in a position to qualify for continued listing under the NASDAQ Marketplace Rules prior to the end of the grace period at the end of November 2002.

There is currently only a small number of record holders of Biora American Depositary Shares in the U.S. and the trading volume on NASDAQ is limited. These factors combined with the high cost of maintaining a separate listing in the U.S. caused the Company to decide that it can no longer justify the continued maintenance of a NASDAQ listing. Accordingly, Biora will be applying to voluntarily delist its shares from the NASDAQ market and move to the OTC Bulletin Board. The delisting is expected to occur during January 2002.

Biora's CEO announces that he will resign from the company

Rickard Soderberg, CEO, has announced that he will resign effective at the next annual general meeting and the search for a new CEO has begun.

Further, the company's Chief Financial Officer, Anders Agering, has announced that he will leave his position March 1, 2002.


FINANCIAL INFORMATION

Net Sales

The Group's net sales during the first nine months increased to SEK 77.8 million (SEK 66.4 million in 2000). This corresponds to an increase of 17% (5% at fixed exchange rates). For the third quarter, net sales equaled SEK
22.0 million (SEK 22.8 million in 2000).

Results

Gross profit during the first nine months 2001 amounted to SEK 60.6 million (SEK 51.3 million in 2000). The improvement is due to the increase in sales. Gross profit for the third quarter equaled SEK 17.5 million (SEK
17.8 million in 2000).

The operating loss for the nine months 2001 amounted to SEK 26.7 (SEK 54.3 million loss in 2000). This is partly explained by the increase in sales and partly by reduced operating costs. Selling expenses were reduced by SEK
3.2 million and R&D costs were reduced by SEK 11.5 million, of which SEK
7.9 million is because the Group's capitalized R&D costs were completely amortized in the preceding year. Other operating income consists principally of the installments for the license agreement relating to a development project for xerostomia (dry mouth).

For the third quarter the operating loss equaled SEK 11.5 million (SEK 14.8 million loss in 2000)

Net financial items for the first nine months 2001 were SEK 1.0 million (SEK 2.2 million in 2000). The reduction is mainly because Biora had decreased interest bearing assets, and therefore lower interest income during the first nine months compared to the corresponding period in 2000.

Net loss after tax during the first nine months 2001 amounted to SEK 25.7 million (SEK 52.1 million loss in 2000) corresponding to a loss per share of SEK 1,20 (SEK 2.46 loss in 2000) based on the average number of shares outstanding 21,427,976 (21,203,800 in 2000). The loss for the third quarter was SEK 11.0 million (SEK 14.2 million loss in 2000), which corresponds to a loss per share of SEK 0,50 (SEK 0.67 loss in 2000) based on the average number of shares outstanding of 21,869,017 (21,203,800 in 2000).

Capital expenditures

Capital expenditures for tangible long-term assets and patents during the first nine months were SEK 2.1 million (SEK 4.1 million in 2000).

Financial position

Net change in cash and cash equivalents during the first nine months 2001 was negative, in an amount of SEK 0.3 million (SEK -46.5 million in 2000). During the third quarter 2001, the net increase in cash and cash equivalents for the Group amounted to SEK 26.3 million due to the new issuance of shares. The new issuance comprised 2,550,000 new shares at a subscription price of SEK 10.40 per share. Biora's share capital increased by SEK 102,000.

At the end of the reporting period (figures for December 31, 2000, for comparison, are given below in parentheses) the Group's liquid funds amounted to SEK 53.4 million (SEK 53.8 million), the equity/assets ratio was 58.4 % (55.8 %) and the Group's equity amounted to SEK 54.1 million (SEK 50.9 million).

The increase in current receivables is 50% caused by an increase in accounts receivable due from customers, primarily as a result of the increased sales.

Employees

As of September 30, 2001, the Group had 84 employees, compared to 75 at December 31, 2000.

Accounting principles

The accounting principles and calculation methods used in this first nine months report are the same as those used in the annual report 2000.

Coming financial information

Biora will publish financial information on the following dates:

Year end report for 2001                                      February 19, 2002
Distribution of Annual Report                                 End of March, 2002
Interim Report for the first quarter 2002                     April 29, 2002
Annual General Meeting                                        April 29, 2002
--------------------------------------------------------------------------------


Malmo, November 7, 2001

Rickard Soderberg
 President and CEO



Biora's auditors have not audited this interim report.

Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

--------------------------------------------------------------------------------

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-      Anders Agering, Chief Financial Officer, Biora, tel: +46-40-32 12 17
-      Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-      Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-      http://www.biora.com


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            2001        2001        2000          2001        2000      2000
(Swedish GAAP, unaudited)                            Quarter 1-3     3rd Qtr     3rd Qtr   Quarter 1-3 Quarter 1-3 Full year

                                                       (TUSD) 1)      (TSEK)      (TSEK)        (TSEK)      (TSEK)    (TSEK)
Net sales                                                  7 578      21 958      22 789        77 805      66 433    89 160
-----------------------------------------------------------------------------------------------------------------------------
Costs of goods sold                                       -1 678      -4 498      -5 002       -17 228     -15 139   -21 148
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                               5 900      17 460      17 787        60 577      51 294    68 012
-----------------------------------------------------------------------------------------------------------------------------

Selling expenses                                          -5 231     -17 801     -17 791       -53 710     -56 907   -78 387
-----------------------------------------------------------------------------------------------------------------------------

Administrative expenses                                   -1 661      -5 180      -4 857       -17 055     -17 685   -25 437
-----------------------------------------------------------------------------------------------------------------------------
Research and development costs                            -1 895      -5 622      -9 851       -19 456     -30 978   -42 789
-----------------------------------------------------------------------------------------------------------------------------
Other operating income and expenses 2)                       288        -327        -122         2 962           4      -110
-----------------------------------------------------------------------------------------------------------------------------
Loss from operations                                      -2 599     -11 470     -14 834       -26 682     -54 272   -78 711
-----------------------------------------------------------------------------------------------------------------------------

Financial net                                                 99         552         653         1 018       2 183     2 730
-----------------------------------------------------------------------------------------------------------------------------
Loss after financial items                                -2 500     -10 918     -14 181       -25 664     -52 089   -75 981
-----------------------------------------------------------------------------------------------------------------------------

Income tax 3)                                                 -6         -39           -           -61           -      -168
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period                                       -2 506     -10 957     -14 181       -25 725     -52 089   -76 149
-----------------------------------------------------------------------------------------------------------------------------

Loss per share 4)                                          -0,12       -0,50       -0,67         -1,20       -2,46     -3,59
-----------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at the end of the
period (000s)                                             23 754      23 754      21 204        23 754      21 204    21 204
-----------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding (000s)               21 428      21 869      21 204        21 428      21 204    21 204
-----------------------------------------------------------------------------------------------------------------------------


1) Average exchange rate Jan-Sep, 2001, USD 1 = 10,267

2) Instalments for license agreement regarding a development project for xerostomia are included in other operating income by 3,002 TSEK in the first half year 2001.

3) The Company does not account for any tax income, neither regarding the loss for the period nor regarding accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4) Loss per share has been calculated by dividing the loss for the period by the average number of shares. Since the outstanding warrant programme does not result in any dilution, the loss per share before and after dilution is the same.


CONSOLIDATED BALANCE SHEETS


                                                                       Sep 30,      Sep 30,        Sep 30,       Dec 31,
(Swedish GAAP, unaudited)                                                 2001         2001           2000          2000
                                                                     (TUSD) 1)       (TSEK)         (TSEK)        (TSEK)

Intangible long term assets                                                725        7 441         10 510         7 112
-------------------------------------------------------------------------------------------------------------------------
Tangible long term assets                                                  434        4 453          7 990         6 442
-------------------------------------------------------------------------------------------------------------------------
Financial long term assets                                                  64          658          2 513         2 553
-------------------------------------------------------------------------------------------------------------------------
Total long term assets                                                   1 223       12 552         21 013        16 107
-------------------------------------------------------------------------------------------------------------------------

Inventories                                                                643        6 605          6 312         6 878
-------------------------------------------------------------------------------------------------------------------------
Current receivables                                                      1 948       20 003         19 921        14 484
-------------------------------------------------------------------------------------------------------------------------
Bank deposits                                                            2 525       25 920         50 000        40 000
-------------------------------------------------------------------------------------------------------------------------
Cash and bank                                                            2 680       27 516         16 283        13 755
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                                     7 796       80 044         92 516        75 117
-------------------------------------------------------------------------------------------------------------------------

Total assets                                                             9 019       92 596        113 529        91 224
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity 2)                                                  5 270       54 111         75 276        50 915
-------------------------------------------------------------------------------------------------------------------------
Provisions                                                                  29          297            270           261
-------------------------------------------------------------------------------------------------------------------------
Long term liabilities 2), 3)                                               341        3 506          5 506         7 906
-------------------------------------------------------------------------------------------------------------------------

Current liabilities 3)                                                   3 378       34 682         32 477        32 142
-------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity and liabilities                               9 019       92 596        113 529        91 224
-------------------------------------------------------------------------------------------------------------------------


1) Average exchange rate Jan-Sep 2001, USD 1    =    10,267

2) Change in shareholders' equity

                                                             Share       Other      Accumu-          Total
                                                           capital  restricted        lated
                                                                        equity         loss

Balance on January 1, 2001                                     848     144 862      -94 795         50 915
Disposition of loss in the Parent Company                              -79 874       79 874              0
Earlier received option premiums matured                                              5 320          5 320
Issuance of new shares                                         102      23 741                      23 843
Change in translation differences                                          326         -568           -242
Loss for the period                                                                 -25 725        -25 725

Balance on September 30, 2001                                  950      89 055      -35 894         54 111


3) The interest bearing liabilities amounted to 2,400 on September 30, 2001, and on December 31, 2000 (September 30, 2000).



STATEMENTS OF CASH FLOWS


Consolidated (TSEK)                                                   2001        2000        2001       2000        2000
(Swedish GAAP, unaudited)                                              3rd         3rd     Quarter    Quarter   Full year
                                                                       Qtr         Qtr         1-3        1-3

Loss for the period                                                -10 957     -14 181     -25 725    -52 089     -76 149
--------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                        1 398       1 430       4 006      5 207       8 852
--------------------------------------------------------------------------------------------------------------------------
Change in capitalized research and development costs                     -       2 629           -      7 886      10 514
--------------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net loss to net cash flows
used in / from operating activites                                    -878          84          99        -71         220
--------------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                     2 546      -2 776      -6 475     -3 892         105
--------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                               -7 891     -12 814     -28 095    -42 959     -56 458
--------------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                    -933      -1 920      -2 119     -4 066      -5 498
--------------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                          -           6       1 920          6           6
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 -933      -1 914        -199     -4 060      -5 492
--------------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                  27 213           -      27 213          -       2 400
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents           207         481         762        498         501
--------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                             18 596     -14 247        -319    -46 521     -59 049
--------------------------------------------------------------------------------------------------------------------------



KEY RATIOS
Consolidated                                               2001          2000                 2000        1999         1998
(Swedish GAAP, unaudited)                           Quarter 1-3   Quarter 1-3                 Full        Full         Full
                                                                                              year        year      year 2)

Net sales (TSEK)                                         77 805        66 433               89 160      73 556       50 119
----------------------------------------------------------------------------------------------------------------------------
Gross margin, % 3)                                         77.9          77.2                 76.3        79.0         78.3
----------------------------------------------------------------------------------------------------------------------------
R & D costs (TSEK) 4)                                    19 456        30 978               42 789      41 597       39 980
----------------------------------------------------------------------------------------------------------------------------
Return on capital employed, % 1), 5)                      -61.8         -68.2                -83.7       -50.7        -40.0
----------------------------------------------------------------------------------------------------------------------------
Return on equity,% 1), 6)                                 -65.3         -68.5                -85.4       -50.8        -40.0
----------------------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 7)                                58.4          66.3                 55.8        78.3         86.6
----------------------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 8)                             -94.3         -88.1               -100.9       -88.5        -87.4
----------------------------------------------------------------------------------------------------------------------------
Total equity (TSEK)                                      54 111        75 276               50 915     127 406      213 970
----------------------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 9)                                   21 428        21 204               21 204      21 204       21 204
----------------------------------------------------------------------------------------------------------------------------
Equity per share, SEK 9)                                   2.53          3.55                 2.40        6.01        10.09
----------------------------------------------------------------------------------------------------------------------------
Loss per share, SEK 9)                                    -1.20         -2.46                -3.59       -4.09        -2.83
----------------------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 10)                              -0.01         -2.19                -2.78       -3.50        -4.68
----------------------------------------------------------------------------------------------------------------------------

1) Return on capital employed and return on equity have been calculated by multiplying the nine months operating loss and net loss by 1,33 to obtain comparability to the other presented twelve months key ratios.

2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.

3)       Gross profit divided by net sales.

4) R&D-costs are shown gross, including capitalized costs. During 2001, as well as during 1998, 1999 and 2000, no costs have been capitalized under the caption Capitalized R&D costs, which explains why the net and gross costs were equal, 19,456. (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)

5) Operating loss plus financial income divided by average total assets (total assets less non-interest- bearing operating liabilities including deferred taxes).

6)       Net loss divided by average equity.

7)       Shareholders' equity divided by total assets.

8) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

9) The dilution effects of outstanding options have not been considered when calculating equity, loss and cash flow per share for the years 1998-2001 as this would reduce the loss per share.

10) Net change in cash and cash equivalents divided by the average number of shares in accordance with note 9).



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        BIORA AB

        Dated:  November 7, 2001        By: /s/  Anders Agering
                                            ---  ----------------------------
                                            Anders Agering
                                            Chief Financial Officer